UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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BANCOLOMBIA AND ITS SUBSIDIARY LEASING BANCOLOMBIA ANNOUNCE THE INITIATION OF A MERGER PROCESS

Medellin, Colombia, June 20, 2016

Today, the Board of Directors of Bancolombia S.A and Leasing Bancolombia S.A Compañia de Financiamiento, approved the initiation of a merger process pursuant to which Bancolombia will acquire its subsidiary specialized in leasing business.

The merger, which seeks to take advantage of the synergies and complementarities between both companies, the achievement of increased looking for efficiencies and a better value proposal to Grupo Bancolombia´s clients, is expected to close during the third quarter of 2016.

After obtaining all the authorizations required by the Superintendence of Finance of Colombia, the merger proposal will be presented to the shareholders of both companies for their approval.

In the appropriate time, Bancolombia and Leasing Bancolombia will publish a press release regarding the terms of the merger and call for a shareholders meeting.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 20, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance